                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                             ----------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                             ----------------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $20,766,274      Amount of Filing Fee: $4,153.25
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 48,977.06 units of limited partnership interest of the subject partnership for $424 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $4,153.25       Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D  Date Filed:  June 10, 1999


                         (Continued on following pages)

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 20 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties (the "Partnership"); and (b) Amendment No. 19 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 1994, by Insignia Financial Group, Inc. ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on October 4, 1996, by Insignia, Liquidity Assistance, L.L.C. ("Liquidity Assistance"), Market Ventures, L.L.C. ("Market Ventures") and Andrew L. Farkas, (ii) Amendment No. 2, , filed with the Commission on April 25, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on August 1, 1997, by Insignia, IPLP, IPT and Andrew
L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 30, 1997, by Reedy River Properties, L.L.C. ("Reedy River"), Insignia, IPLP, IPT and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on November 19, 1997, Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on December 2, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on December 8, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew
L. Farkas, (viii) Amendment No. 8, filed with the Commission on December 10, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on December 16, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on March 5, 1998, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (xi) Amendment No. 11, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (xii) Amendment No. 12, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xiii) Amendment No. 13, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xiv) Amendment No. 14, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xv) Amendment No. 15, filed with the Commission on Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xvi) Amendment No. 16, filed with the Commission on Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xvii) Amendment No. 17, filed with the Commission on October 26, 1998, by Reedy River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xviii) Amendment No. 18, filed with the Commission on January 22, 1999, by Cooper River, Reedy River, IPLP, IPT, AIMCO OP, AIMCO-GP and AIMCO, and (xix) Amendment No. 19, filed with the Commission on June 10, 1999, by Cooper River, Reedy River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-1.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Offer to Purchase, dated June 9, 1999 (previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated June 9, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).
                  (a)(4)   Supplement to Offer to Purchase, dated July 8, 1999.
                  (a)(5) Letter, dated July 8, 1999, from AIMCO OP to the Limited Partners of the Partnership.
                  (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
                  (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated June 9, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Reedy River and Cooper River (previously filed).

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1999

                                                COOPER RIVER PROPERTIES, L.L.C.

                                                By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                    Executive Vice President

                                                REEDY RIVER PROPERTIES, L.L.C.

                                                By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                    Executive Vice President

                                                AIMCO/IPT, INC.

                                                By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                    Executive Vice President

                                                INSIGNIA PROPERTIES, L.P.

                                                By:  AIMCO/IPT, INC.
                                                     (General Partner)

                                                By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                    Executive Vice President

                                                AIMCO PROPERTIES, L.P.

                                                By: AIMCO-GP, INC.
                                                    (General Partner)

                                                By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                    Executive Vice President

                                                AIMCO-GP, INC.

                                                By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                    Executive Vice President

                                                APARTMENT INVESTMENT
                                                AND MANAGEMENT COMPANY

                                                By: /s/ Patrick J. Foye
                                                    ---------------------------
                                                    Executive Vice President

                                 EXHIBIT INDEX


       EXHIBIT NO.                 DESCRIPTION
       -----------                 -----------
         (a)(1)   Offer to Purchase, dated June 9, 1999 (previously filed).
         (a)(2)   Letter of Transmittal and related Instructions.
         (a)(3)   Letter, dated June 9, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership (previously filed).
         (a)(4)   Supplement to Offer to Purchase, dated July 8, 1999.
         (a)(5)   Letter, dated July 8, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership.
         (b)      Amended and Restated Credit Agreement (Unsecured
                  Revolver-to-Term Facility), dated as of October 1, 1998,
                  among AIMCO OP, Bank of America National Trust and Savings
                  Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's
                  Current Report on Form 8-K, dated October l, 1998, is
                  incorporated herein by this reference).
         (b)(2)   First Amendment to Credit Agreement, dated as of November 6,
                  1998, by and among AIMCO OP, the financial institutions
                  listed on the signature pages thereof and Bank of America
                  National Trust and Savings Association (Exhibit 10.2 to
                  AIMCO's Annual Report on Form 10-K for the fiscal year ended
                  December 31, 1998, is incorporated herein by this reference).
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1)   Agreement of Joint Filing, dated June 9, 1999, among AIMCO,
                  AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Reedy River and Cooper
                  River (previously filed).